Filed by AcelRx Pharmaceuticals, Inc.

(Commission File No. 001-35068)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tetraphase Pharmaceutials, Inc.

(Commission File No. 001-35837)

Event ID:

Event Name:   AcelRx Pharmaceuticals Fourth Quarter and Year-End 2019 Financial Results

Event Date:   March 16, 2020, 8:30 AM ET

Officers and Speakers

Raffi Asadorian; AcelRx Pharmaceuticals; Chief Financial Officer

Vincent J. Angotti; AcelRx Pharmaceuticals; Chief Executive Officer

Pamela P. Palmer; AcelRx Pharmaceuticals; Chief Medical Officer and Co-Founder

Koth Cassavaugh; Auburn Community Hospital; Director of Pharmacy

Analysts

Brandon Folkes; Cantor Fitzgerald

Chris Howerton; Jefferies

Ed Arce; H.C. Wainwright

Michael Higgins; Ladenburg Thalmann

Presentation

Operator: Good day, and welcome to the AcelRx fourth quarter 2019 and Tetraphase acquisition conference call. This call is being webcast live on the events page of the Investors section of AcelRx's website at acelrx.com. This call is the property of AcelRx, and any recording, reproduction or transmission of this call without the expressed written consent of AcelRx is strictly prohibited.

As a reminder, today's call is being recorded. You may listen to a webcast replay of this call by going to the Investors section of AcelRx's website.

I would now like to turn the call over to Raffi Asadorian, AcelRx's Chief Financial Officer. Please go ahead, sir.

Raffi Asadorian: Thank you for joining us this morning. Earlier today, we announced the signing of a definitive agreement to acquire Tetraphase Pharmaceuticals, as well as entering into a co-promotion agreement, which allows us to more quickly realize some key benefits from the transaction. We also announced our previously previewed fourth quarter 2019 financial results and provided an update on our commercial launch of DSUVIA in a press release. These press releases and the slide presentation accompanying this call are available in the Investors section of our website.

With me today are Vince Angotti, our Chief Executive Officer; and Dr. Pam Palmer, our Chief Medical Officer. Also on the call with us today is Dr. Koth Cassavaugh, who is the Director of Pharmacy at Auburn Community Hospital in Auburn, New York, one of the earlier adopting hospitals using DSUVIA.

Before we begin, I'll remind listeners that during this call we will make forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve risks and uncertainties regarding the operations and future results of AcelRx. Please refer to our press releases, in addition to the company's periodic, current and annual reports filed with the SEC, for a discussion of the risks associated with such forward-looking statements.

I'll now turn the call over to Vince.

Vincent J. Angotti: Thank you, Raffi, and good morning, everyone. I sincerely hope you and your families are safe and doing well during these unprecedented times. We appreciate you joining our call today.

Let me begin by saying how pleased I am to announce our agreement to acquire Tetraphase. This is an important transaction that provides strategic benefits to both companies' shareholders. In fact, to begin realizing these strategic benefits quickly, we entered into a co-promotion agreement whereby both the AcelRx and Tetraphase commercial teams will be able to promote each other's products before the merger closes, which we expect in the second quarter of this year.

As mentioned on previous calls, we've always believed that the hospital pharmaceuticals market is in need of consolidation. It is inherently inefficient to be a one-product commercial hospital pharmaceutical company, especially in launch phase. Our acquisition of Tetraphase represents an outstanding opportunity where both companies benefit from the combination. Together, we are a stronger and more efficient organization representing two innovative products that will improve patient care by fulfilling unmet needs in healthcare institutions.

The acquisition is consistent with AcelRx's plan to expand and diversify the company's product portfolio and better leverage its expertise and infrastructure. It further builds on management's plan and strategy to create a growth platform towards becoming a leader in providing innovative treatments to healthcare institutions.

Now before providing an update on the DSUVIA launch, which is progressing well with our healthcare providers and with the Department of Defense, I'd like to highlight some of the strategic benefits of the Tetraphase acquisition and why now is the right time for the transaction. In addition, you will hear from Dr. Koth Cassavaugh, the Director of Pharmacy from one of our early adopting hospitals, regarding how they view and use DSUVIA. Raffi will then provide an update on our financial results. So let's begin.

Tetraphase has one commercial product, XERAVA, a fully synthetic fluorocycline and an intravenous, or IV, antibiotic that is approved for use as a first-line empiric monotherapy for the treatment of complicated intra-abdominal infections, or cIAI. Tetraphase also has an early-stage product pipeline which includes TP-271, IV and oral, and TP-6076, both of which are Phase-2-ready. Also in the pipeline is TP-2846, which is in preclinical testing for acute myeloid leukemia. The current intention is to explore out-licensing these pipeline candidates.

The benefits of the Tetraphase acquisition are numerous, with two main advantages. First, we're adding a high-growth hospital product to the portfolio. XERAVA is a well-differentiated antibiotic that has broad-spectrum activity and is available at a reasonable price point for the hospital market. As antibiotic resistance rates continue to increase and inappropriate initial empiric therapy continues to be a problem for patients, we expect XERAVA to become an increasingly important component of the antibiotic treatment arsenal for complicated intra-abdominal infections.

XERAVA has been commercially marketed for about a year and a half and is experiencing a solid ramp based on increased formulary wins and high repeat order rates going into Year 2 of the launch. XERAVA's 2019 net sales of $3.6 million includes fourth quarter 2019 net sales of $1.5 million, which was 49% higher than the third quarter, with solid growth expected the rest of this year, 2020.

The timing is ideal to combine XERAVA and DSUVIA into the same product portfolio to support increased productivity of our commercial infrastructure, which leads to the next key benefit of this transaction: the expected significant revenue and cost synergies. This is why we executed a co-promotion agreement, which allows us to quickly realize the benefits from combining the commercial teams instead of waiting until the closing of the acquisition.

Effective immediately, both organizations will align territories based on the performance of each respective product resulting in a field sales team comprised of roughly equal numbers of account managers from AcelRx and Tetraphase. Cross-training on each product will begin this month, with a fully integrated account manager team targeted to make sales calls on both products beginning mid-second quarter.

We believe DSUVIA will benefit by leveraging XERAVA's penetration into key hospital targets, and vice versa. The combination of the two companies will improve overall organizational efficiencies as we expect to realize significant synergies as a result of the acquisition, which are targeted at 90% or more of the Tetraphase operating expenses. These annual run rate savings should begin to be fully realized in 2021 following a transition period after closing, which is expected in 2Q 2020.

Included within these expected savings are immediate synergies from combining the commercial organizations as a result of the co-promotion agreement, with over 40 positions consolidated across both companies. AcelRx alone is expecting an annual run rate savings of approximately $8 million beginning immediately as a result of this consolidation related to the co-promotion. The cost of these actions to AcelRx is expected to approximate $0.5 million.

We'll provide more information on XERAVA sales and launch performance on future quarterly calls once the acquisition closes, but we're excited to start immediately benefiting from the transaction and to work with the Tetraphase commercial team as we kick off the co-promotion activities.

While this acquisition is of strategic importance, we remain highly focused on further progressing the DSUVIA launch, which has continued to gain momentum. As previously announced in January, after only two quarters with our expanded sales team, we exceeded our year-end 2019 targets of 125 REMS-certified facilities and formulary approvals for each by achieving 166 and 148, respectively. Exceeding these metrics demonstrates the continued acceptance and adoption of DSUVIA by healthcare practitioners.

We expect the continued acceptance of DSUVIA onto formularies, as well as an increase in the number of REMS-certified facilities, targeting 465 for each by year-end 2020, and currently, we're on pace to hit this target, as we've already achieved 218 REMS-certified facilities and 223 formulary approvals through March 15.

The acceptance of DSUVIA onto formularies and eventual adoption into protocols is a process, but based on the real-world feedback from healthcare practitioners using DSUVIA, we remain confident DSUVIA has a solid place in the armamentarium of physicians for the management of moderate to severe acute pain. Changing a standard of care takes time, and we have heard from more than one doctor that they believe DSUVIA is a game-changer in this space.

Now, we've learned a lot about how healthcare practitioners are using DSUVIA and how it benefits the patients, clinicians and healthcare settings. It's being used in a number of different patient types and clinical settings, and the most important aspect of DSUVIA continues to be its unique pharmacokinetic profile. This profile provides a rapid onset of action, extended analgesic duration and lack of cognitive side effects, which clinicians attribute to its dampened peak plasma concentrations.

On previous calls, a plastic surgeon and an anesthesiologist discussed their DSUVIA experience. Another key stakeholder in the delivery of patient care at hospitals is the director of pharmacy. We thought sharing the perspective of a hospital pharmacist from one of our earlier adopting hospitals would be useful to the investment community.

So with that, I will now ask Dr. Palmer to introduce Dr. Cassavaugh to discuss how his hospital is using DSUVIA in clinical practice.

Pamela P. Palmer: Thank you, Vince. It is with great pleasure today that I introduce to you Koth Cassavaugh, PharmD, who is the Director of Pharmacy at Auburn Community Hospital in Auburn, New York. Dr. Cassavaugh brought DSUVIA into his hospital in June of last year, so they have had nine months of experience using DSUVIA in the perioperative environment.

Before we hand the call over to Dr. Cassavaugh, I will cover some safety information for DSUVIA. The following information is intended for investors, not healthcare professionals or patients.

DSUVIA is a Schedule II controlled substance that may only be dispensed to adult patients in a certified, medically supervised healthcare setting for the management of acute pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate. Risks include life-threatening respiratory depression, addiction, abuse, misuse, cytochrome P450 3A4 interaction and risk from associated use with benzodiazepines or other central nervous system depressants. The most commonly reported adverse reactions are nausea, headache, vomiting, dizziness and hypotension. AcelRx ensures proper use of DSUVIA via physician education and the DSUVIA Risk Evaluation and Mitigation Strategies, or REMS, program. DSUVIA is only available to facilities that are part of the DSUVIA REMS program.

Facilities that administer DSUVIA must be able to manage acute opioid overdose, train relevant staff on DSUVIA and implement policies and procedures to ensure the appropriate administration of DSUVIA. Full safety information and the black box warning for DSUVIA can be found at dsuvia.com.

Now I would like to hand the call over to Dr. Cassavaugh to share his observations relating to how DSUVIA is managing acute pain in his hospital.

Koth Cassavaugh: Thank you, Dr. Palmer. Hello, I'm Dr. Koth Cassavaugh, and as you've heard, I am the Director of Pharmacy at Auburn Community Hospital. We are a 99-bed hospital in upstate New York where I have worked for the past six and a half years. I am not being compensated for my time to speak with you today. Previously, I have been compensated for attending an advisory board meeting with AcelRx.

We originally were interested in trialing DSUVIA in our bariatric surgery population. This is a difficult population, as they are all obese, often morbidly obese, and these patients frequently have severe sleep apnea and a high sensitivity to the respiratory depressant effects of opioids. Following bolus administration of IV opioids that are administered in the recovery room, we see peak -- high peak plasma concentrations, which can cause respiratory depression, and then are followed by a rapid fall in plasma concentration. So these patients are often in one of two states of being in the recovery room, the first being comfortable, asleep and with a respiratory depression causing decreased oxygenation saturation recordings, or the second state: awake, agitated and in pain, requiring more opioid analgesics.

We were interested in DSUVIA since sufentanil is a high-therapeutic-index opioid, meaning the window between efficacy and side effects is wide, wider than the IV opioids typically used in the hospital. The sublingual route of delivery also interested us, as this would blunt the normally high peak plasma concentrations of IV delivery, which cause issues with our bariatric patients, as I just mentioned. Based on the clinical data, the three- to four-hour duration of analgesia with the single dose seemed well suited for our recovery room times for these operations, at which time the patient is then transitioned to our regular hospital floors.

Initially we were dosing our usual IV fentanyl throughout the operation while the patient was under general anesthesia, and then dosed DSUVIA near the end of the procedure so that we could maximize the duration of time that DSUVIA managed the patient's moderate to severe acute pain in the recovery room. Surgeons, recovery room nurses and pharmacists were all excited by the results that we had witnessed. We felt that DSUVIA unlocked a third state of being for these patients: awake, alert and comfortable. That was much more improved over the previous recovery room experiences we had with typical IV opioids.

Over 90% of our population has required only a single dose of DSUVIA, as the analgesia lasts an extended period of time compared to our IV bolus methods. The recovery room nurses often had to dose IV opioids two to three times to maintain analgesia, even during a short one- to two-hour stay in the recovery room. In fact, we have now moved our DSUVIA to dosing a single dose 15 minutes prior to the surgery. This allows the drug to have analgesic plasma concentrations throughout our surgery, as well as covering the patient's acute pain in the recovery room period. We have found that, in these cases, we have significantly reduced the amount of IV fentanyl that is needed during the surgery. So I truly feel that our usage of DSUVIA is reducing the overall opioid dosing in our patients.

In addition, we have found that DSUVIA's single-dose packaging minimizes drug wastage. As a pharmacist in charge of the drug distribution and accountability in our hospital, this is extremely important that we have the very strict procedures for opioid wastage within our hospital. For example, a second nurse must witness disposal of partially used vials of IV opioids, which is important to prevent diversion. However, as important as this is, it creates inefficiencies with our staff's time and takes them away from direct patient care.

For us, DSUVIA is a cost-effective alternative because it eliminates the use of two to three vials of IV fentanyl and minimizes delays in the recovery room due to unrelieved pain or respiratory depression. We are, of course, monitoring for respiratory depression, and that is a risk with all opioids, even when used as recommended. In our experience, we have observed no cases of respiratory depression and minimal opioid-related side effects such as nausea and vomiting.

In our hospital, we have expanded our use to many other types of surgery, including orthopedic, general surgical procedures, and we continue to observe the same results. Patients are alert and oriented in the recovery room, yet have an analgesic level where additional doses are not necessary. This allows for a smoother discharge process, to either our regular ward if staying overnight, or to the patient's home if it is a same-day surgical procedure. In addition, we have had quite positive feedback from the patients following their surgery.

Our success in the perioperative setting has encouraged us to soon expand our use of DSUVIA into other areas of the hospital, which include the emergency department for limb fractures, and our oncology clinic, which performs bone marrow biopsies. In both these medically supervised settings, patients often require an IV only for management of their acute moderate or severe pain. By dosing the patient with a sublingual DSUVIA for acute procedural pain, they can comfortably undergo a reduction of a fracture or a painful bone insertion of a large-bore biopsy needle without the resources, time and discomfort of an IV insertion.

We are looking forward to continuing to advance our healthcare for our patients at Auburn Community Hospital, and DSUVIA is one of those advances that has truly changed the way we practice acute pain management. In the future, we look forward to determining the different clinical settings in which we can utilize DSUVIA to enhance patient well-being while conserving resources at our hospital departments.

Thank you.

Vincent J. Angotti: Thank you, Dr. Cassavaugh, for sharing your experience, and I hope those remarks provided perspective on yet another real-world application of DSUVIA. Dr. Cassavaugh will be available during the Q&A portion of today's call to answer any questions about DSUVIA. Thank you again.

Before handing the call over to Raffi, there are a couple more items I'd like to cover. First, we've received many questions about the status of broader use by the Department of Defense. As we've previously communicated, the process has taken time, but is advancing with the scheduled Milestone C meeting in April 2020. We expect further clarity on the procurement process following this meeting. We'll provide further information regarding the DoD as it becomes available.

We remain in discussions with a potential European partner for the out-licensing of DZUVEO, and we'll provide more information after signing an agreement.

And finally, with regards to Zalviso, we are still waiting to hear about any new proposed policies from the FDA regarding new opioid approvals. We'll continue to hold the Zalviso NDA resubmission until more clarity on a proposed policy is available.

Raffi will now take you through the financials.

Raffi Asadorian: Thank you, Vince. Our attention to cash management remains strong. We ended 2019 with $66.1 million in cash and short-term investments. Our net cash outflow for the fourth quarter was $14.3 million, which was driven mainly by our $12.6 million of cash operating expenses, or combined R&D and SG&A expenses, excluding stock-based comp. This compared to $10.7 million of cash operating expenses for the third quarter of 2019. Combined R&D and SG&A expenses, inclusive of stock-based compensation for the fourth quarter of 2019, totaled $13.8 million, compared to $10.4 million for the fourth quarter of 2018. We continue to focus on investing in the most impactful areas of driving the launch and remain prudent in overall cash spending.

Revenues for the fourth quarter 2019 were $0.5 million, and $2.3 million for the full year 2019. We continued our focus on facilitating healthcare institutions' access to DSUVIA, the success of which is evident by our increased number of formulary approvals and REMS-certified facilities. We expect to increase our focus on driving DSUVIA demand within approved facilities this year as we leverage the access gained in 2019.

DSUVIA gross to net sales percentage in the fourth quarter was 40%, compared to 35% expected for the year, largely driven by customer mix variances. Our full year 2019 gross to net sales percentage was 35%, in line with our estimates.

We expect our 2020 quarterly cash operating expenses to range from $9 to $12 million, excluding stock comp, depending upon the quarter, or $10 million to $13 million including stock-based compensation of $1 million annually. Debt service for the year will approximate $6 million and will be back-half-weighted, as we continue to pay interest only on our loan. Capital expenditures will be in the $4-million to $5-million range, mainly attributed to the high-volume packaging line that will be installed later this year. Our gross to net sales percentage is expected to increase to 40% in 2020, reflecting a higher proportion of sales to Department of Defense and federal customers.

These amounts do not consider the impact from the Tetraphase acquisition, but reflect the benefits of the co-promotion agreement. We expect to provide updated guidance following consummation of the acquisition. As mentioned earlier, we expect significant synergies from the transaction.

With that, let me turn the call back over to Vince.

Vincent J. Angotti: Thanks, Raffi. So to summarize, we continue to strongly believe in DSUVIA's benefits and long-term success in the market, as well as its ability to change the standard of care for acute pain management in medically supervised settings. We're pleased with the progress we've made to date and with the increased access to DSUVIA gained during the year. As you heard from Dr. Cassavaugh, DSUVIA is a differentiated, noninvasive solution for the management of acute pain, and we expect continued success in expanding its use by healthcare professionals.

In addition, we'll continue to responsibly manage our cash.

Finally, the Tetraphase acquisition and co-promotion allows us to diversify our product offerings, synergize our cost structure and create a growth platform for further consolidation.

I'd now like to open the line for any questions you may have. Operator?

Questions & Answers

Operator: (Operator Instructions)

And our first question will come from Brandon Folkes of Cantor Fitzgerald.

Brandon Folkes: Congratulations on the progress and the merger or acquisition today. Firstly, could you just provide some color in terms of where in the hospital DSUVIA is getting use, and where you are finding the hospital most receptive to change the standard of care versus other areas in the hospital that may be slower?

And then secondarily, can you provide some color on the usage of DSUVIA in hospitals versus ASCs? Thank you.

Vincent J. Angotti: Thanks, Brandon. I'll have Dr. Palmer answer that question.

Pamela P. Palmer: Sure. In the hospital, what we're seeing is, similar to ASCs, many hospitals are also conducting same-day surgery. And they -- again, when you're looking at these fast-paced environments, it doesn't take much to all of a sudden create a logjam. A couple patients with inadequate pain that sit in the beds a little bit longer forces -- it's even more difficult to discharge the rest of the patients in a timely manner. And so what they're really looking at is these high-turnover situations.

We are getting more and more interest in looking at DSUVIA's use in the patients up on the inpatient ward, specifically to avoid IV opioids. Currently right now with the enhanced recovery after surgery, or ERAS, protocols, an oral oxycodone tablet is used as a first line of defense when you need to go to an opioid. That's when typical anti-inflammatories and acetaminophen aren't working. And if the oral oxycodone's not working, they often then go to an IV-push opioid by the nurse, and that's really where people feel that DSUVIA could have a huge advantage, by remaining noninvasive and having a lower peak plasma level for these patients up on the floor. It's more consistent with ERAS protocols. And so that's really a new interest, but right now it's mainly being used in the more fast-paced environment of same-day surgery within the hospitals.

Vincent J. Angotti: And I think the one thing I'll add to that is the customers that have been progressing more rapidly with use of the product are clearly anesthesiologists working in that environment, as well as the surgeons, who have time constraints based off of their workload for the day, and it's important that the patient flow continues to move in the postoperative setting without risking care to those patients.

Pamela P. Palmer: And even patients that are planning on being admitted, just as Dr. Cassavaugh was mentioning, our bariatric patients, they're focusing DSUVIA's use, both -- basically intraoperative or preoperatively, to cover the PACU time period, where again you can get bottlenecks if patients aren't adequately treated for their pain or have side effects.

Vincent J. Angotti: Brandon, you had a second component to that question. Was it hospital versus ASC?

Brandon Folkes: Yes.

Vincent J. Angotti: In regards to the types of procedures?

Brandon Folkes: Just in terms of where you're seeing -- which one -- yes. I guess, to put some context behind it, from other work I've done, a lot of surgeries [indiscernible] diligence have been moving towards ASCs, where I think DSUVIA could definitely benefit those surgeries. Just any color in terms of uptake in ASCs versus hospitals, or whether you're seeing that from your side as well?

Vincent J. Angotti: Yes, really relevant question. Pam?

Pamela P. Palmer: Yes, we've definitely seen a shift of surgeries moving from hospitals to ASCs, and we know that DSUVIA, in fact, is being used with total knee replacement in ASCs, or smaller orthopedic procedures such as knee scopes, lots of other types of surgery, plastic surgeries, et cetera. So yes, the ASCs, they see many different types of surgeries, and again, it's very easy to have a logjam there.

Initially, DSUVIA was being used either in the recovery room or towards the end of the surgery, and we're seeing more and more of these centers now shifting the use, just as Dr. Cassavaugh mentioned, to presurgery, such that they're trying to get those plasma levels on board before the patient's intubated so they do not have to push additional IV opioids during the case, and they can just use a single DSUVIA for the entire opioid administration for that patient's stay, and that really is saving a lot of time and effort and money.

Koth Cassavaugh: And if I could add -- this is Dr. Cassavaugh. One of the really nice things is that very limited dissociation, so you're not getting where patients are out of it and -- as you would say in a medical thing, gorked. We see that they're able to get up and start moving, which, after any surgery, is one of the most effective ways to get people through the system, is to be able to get them up and get them moving. We've seen phenomenal results with being able to get our patients up, moving, much quicker when using the DSUVIA up front.

Vincent J. Angotti: Does that help, Brandon?

Brandon Folkes: Very helpful. Thank you very much, everyone.

Vincent J. Angotti: Thank you.

Operator: Our next question will come from Chris Howerton with Jefferies.

Chris Howerton: Congratulations on the progress and your merger. So obviously, top of mind to most folks is the coronavirus impact, so I guess, when we think moving forward in terms of the impact that this might have on things like DSUVIA utilization and formulary and REMS certification wins, what are some of the impacts that you may or may not be expecting? And how can you mitigate some of those impacts moving forward?

Vincent J. Angotti: Yes, it's a very fair question, and it's moving at the speed of light, as you've seen in the news throughout the past few weeks and months. It's difficult to forecast, but I can be transparent with you that we're receiving sporadic reports from around the nation that hospitals are sometimes temporarily closing access to vendors, allowing essential personnel only. The unique aspect for us is that we have not only the hospitals as an opportunity but the ASCs, and so we haven't heard that as much from the ambulatory surgical centers that we're currently calling on.

And it's geographic-dependent. So right now we're conducting business as usual with our field personnel, based off the fact that they've got a multitude of different opportunities to make sales calls and educational calls, whether it be in surgical suites, whether it be the ambulatory surgical center or whether it be the hospitals. It gives us a plethora of different options.

One thing I think that's important is, we've heard again about an IV fentanyl shortage has hit the FDA's radar screen. If you go to the drug shortages list, you see that fentanyl has again moved onto the list, so that clearly provides some importance and opportunity for DSUVIA.

But I'd like to ask Dr. Cassavaugh to provide his input on how he's handling it with partnering companies with their institutions relative to access and education.

Koth Cassavaugh: Yes, thank you. As Vince had mentioned, we are looking at the use of vendors on an as-needed basis. So with us trying to roll out and expand our program here with DSUVIA, when we get time, we allow the rep to come in and do the training, and so that way we can get our folks REMS-certified in our areas that we are trying to expand in. Cold calls are obviously limited, but when we know we have somebody we're working with, it definitely behooves us to get those people in here. We are trying to still operate and maintain the hospital in as much a normal status as possible in light of the current outbreak. So it has been working well with trying to limit folks but yet keeping in the necessary folks that we do need to expand and grow our programs.

Vincent J. Angotti: Does that help, Chris?

Chris Howerton: Great. Yes, no, that's definitely helpful. And I guess, maybe just because I don't fully understand in terms of how it works for the REMS and formulary wins, is that -- are these meetings internally, is there any disruptions that you're planning for that, or is there an opportunity for you to be able to interact remotely with these institutions, if yes?

Vincent J. Angotti: Yes, so why don't you take them just quickly, Pam, through the REMS certification process, which can all be done from a distance?

Pamela P. Palmer: Right. So the REMS application is online. It is an attestation that they download -- it's a few sheets of paper. They sign it, or they can sign it online, and it's submitted back. So there really is no heavy involvement. The most we would have to do is make a phone call to make sure, if they're not a hospital or an ASC, if they're another type of medically supervised setting like a procedural suite, that they in fact have all the key items that we need for them to have there: supplemental oxygen, pulse oximetry, et cetera. So that's a very straightforward, sort of over-the-phone communication, and so it's really not impacted REMS whatsoever.

Chris Howerton: Okay. Okay, great. Well, of course, we're all managing these trying times, and appreciate the color, and very much looking forward to the impact of Tetraphase, so thanks again.

Vincent J. Angotti: Thank you, Chris.

Operator: Our next question will come from Ed Arce of H.C. Wainwright.

Ed Arce: Let me add my congratulations on this announcement this morning, in merging with Tetraphase and getting XERAVA in the bag. So first, a couple questions along those lines. Firstly, I just wanted to be clear on the co-promote, which I know you said is effective immediately. And wanted to make sure I heard this correctly. I think you had said in your prepared remarks, Vince, that detailing across account managers from both AcelRx and Tetraphase would begin after some cross-training in mid-second quarter, but I -- so I guess I just want to clarify that, given that the co-promote is effective immediately.

And then the second question, along the lines of the acquisition, is just in terms of the synergies you mentioned, I believe you had mentioned cost synergies of $8 million a year upon closing, and in particular, just wondering how you or perhaps the guest physician, Dr. Cassavaugh, has any comments about how he sees the use growing in potential other areas of his facility. Thanks.

Vincent J. Angotti: For DSUVIA, obviously. Sure. Sounded like a three-part question, Ed; first the co-promote, second on synergistic costs and third about DSUVIA expansion. We'll have Dr. Cassavaugh answer that one here in a moment.

So let me clarify on the co-promote and give a little more color on how it works. So -- and when we talk about effective immediately, and then mid-second-quarter, both units having both products in their bag for education at the facility. So we selected the territories and talent based off the current performance for each respective product. That's already done, so that allows for immediate synergy. So we've got close to a 50-50 split between the two companies as a sales representative or account manager alignment.

The cross-training will begin over the course of the next month. Of course, the coronavirus is having us do that at a distance-learning capacity than in one room, and we don't want to shortchange that training. But before the close, the teams will have been shaped into an alignment consistent with the fully merged company and executing sales calls for each of the products. Again, that's targeted by mid-second quarter.

So how you should think about this is really effective today, we're making changes to the personnel alignments that we have. Tetraphase will be doing the same. The sales team members that are moving forward are in alignment that will be consistent with the merged company later this year. The cross-training occurs here over the course of the next few weeks so that they will be able to start cross-promotion here by the mid-second quarter. Does that help give you kind of an execution time frame, Ed?

Ed Arce: Yes, that's helpful, thanks.

Vincent J. Angotti: Okay. The second portion of your question, I think, was on the synergistic effects. Raffi, maybe you can comment on that, and be sure they understand the $8 million versus the broader amount.

Raffi Asadorian: Sure. Yes, just to add, what Vince said, Ed, was that immediately -- so effectively immediately, this is why we entered into the co-promotion agreement, is to realize savings. So having our commercial team be more productive. So the fact that we now have two products with one sales team, right? So that's why we entered into the co-promotion agreement. So we're consolidating, effectively, 40 positions, effective immediately.

From an AcelRx expense perspective, that $8 million that we mentioned, that is $8 million just from the co-promotion on the commercial side of things, right? There'll be much more synergies than that upon closing of the acquisition. In fact, we expect to be in an accretive position beginning 2021 -- end of 2020, beginning of 2021. From a liquidity perspective, in a better position, and effectively we've got two products now that will be promoted using one sales force. You can think about it that way. One combined sales force, and that's starting now.

Vincent J. Angotti: So that was a creative mechanism with the co-promotion to accelerate the synergies, accelerate the alignment modifications and not have to wait till closing of the deal.

Raffi Asadorian: Does that make sense, Ed?

Ed Arce: Yes, understood. But the -- just to be clear, the $8 million then, given that that's solely on the co-promote alone, it's essentially all just revenue synergies, correct?

Raffi Asadorian: No, no. So the $8 million is -- you can think about it, between the two companies, we are eliminating 40 positions between the two companies, effective immediately. The revenue synergies is all on top, right? The ability to have two products. XERAVA is in, I believe, around 1,200 institutions on formulary already. We think there is those revenue synergies available. That's not even reflected in anything we're talking about today. The $8 million is 40 people across the two organizations, but the -- let's be clear. The $8 million is just the AcelRx savings. Tetraphase will have their own savings, and we won't start reporting combined savings yet until the closing of the acquisition. But synergies will be significantly more than that in the combined organization upon closing.

Ed Arce: Thanks for clarifying that.

Raffi Asadorian: Sure.

Vincent J. Angotti: And again, I’ll reiterate -- we're targeting 90% synergistic effect based off of the Tetraphase head count.

Raffi Asadorian: Yes, and it's a high-growth product, right?. It's doing very well. And putting these two products together -- we're a bit behind in terms of we launched after XERAVA. They're hitting that growth curve right now. We're there, we're coming up, and we'll talk -- Vince mentioned the Department of Defense as well, so that'll contribute to this year in terms of the ramp, but we're -- you can think of us about three quarters behind, or so, XERAVA.

Vincent J. Angotti: XERAVA. I think, Ed, the third part of your question was -- I just want to be sure -- use growing or expanding into other areas for DSUVIA, and I think you're basically asking relative to the hospitals, so if we're starting in the same-day surgery or the PACU, how else do we see it expanding? Is that correct?

Ed Arce: Right, correct.

Vincent J. Angotti: Yes. I think Dr. Cassavaugh would probably be the best to answer that, since they started in a particular unit and now he's looking for expansion into other areas. Dr. Cassavaugh?

Koth Cassavaugh: Certainly. Yes, we started off in our OR with our anesthesiologist, and as you heard, the surgeons start seeing it in effect, and they start getting excited about it. The results that we've had with being able to get people up, get moving without that disassociation has expanded our comfort level, so we knew that the product works exceptionally well and has shown very good safety with the 220-plus patients we've treated so far.

So that's why we looked at our ER, where they have some very painful procedures that are short-term procedures, much like you would kind of think as an ambulatory surgery center, so like a wrist reduction, resetting bones and all that stuff. We can do a nice dose about 15 minutes before they want to do the procedure, give them the procedure, and then watch them for a little bit, and they're ready to go home without that extreme downtime.

We also looked at where we had other painful procedures and a nice, smaller cohort of people that we could ensure we got proper training and everything, so our oncology center, where there's numerous patients who suffer from all various types of pains, but one of the things we looked at procedurally was our bone marrow biopsies, which is a large-bore needle, a very painful procedure. And again, giving them a dose about 15 minutes or so before that procedure, giving it time to take effect, then do the procedure, helps with transitioning -- will help with transitioning our patients through that procedure without that pain. And again, not having the dissociation, the respiratory depression and all that stuff. So that way, as soon as they're cleared, we can have them move on and go home from that. So we looked at those areas first.

Again, with the REMS program, it's nice; we can train certain sets of people and limit access until we know everything is working in the manner that we have seen and do expect, and then from there we're looking to expand to our floors, which is a much broader-based education with our whole nursing staff, a little bit more personnel that we have to work with, but we definitely are seeing how well it is working. The PACU nurses are talking to the floor nurses. The floor nurses see our patients who do come up and stay in-house, and it buys them a little time because this nice long window, three to four hours of duration, is giving the nurses, who are short nationally, a little bit of time to be able to get in the room and not have the patient already behind on their pain curve. We're still effectively pain-controlling them, where they don't need other boluses. And as we said, we know that it's been doing great things with getting our people up and getting them moving much quicker. Does that help answer your question?

Vincent J. Angotti: Thanks, Dr. Cassavaugh.

Koth Cassavaugh: Yes.

Ed Arce: Yes, that's great. Fantastic. Thanks so much.

Vincent J. Angotti: And Ed, that's kind of the template for what we're seeing in hospitals around the country. They'll keep it in one particular area, master their use, modify their protocols, get comfortable not only with the surgeon's perspective, the anesthesiologist's perspective, but also the postop care with the nurses and their perspective. And once that comfort occurs, and it should, you start to see it expand to other areas of the hospital. It starts in one area, and then they replicate it in others as that comfort gets there.

Operator?

Operator: Our next question will come from Michael Higgins of Ladenburg Thalmann.

Michael Higgins: Congratulations on the merger. A couple of rep-related questions, if I could, off the top, and one follow-up. Are you still planning to hire -- you had talked about expanding. I don't know; I assume this is taken off the table, if you can clarify on that. Is there a geographic overlap with both sales forces, and how do you handle that? Do you expect any cutting of reps from either force, or do you have guys move if there's overlap? I'm not sure how you'll handle that. Can you just update on how many Tetraphase reps there are out there now? And then the last rep-related question would be on the bonus plans for each rep. How does that work out post-closing? Are they pretty much the same from one to another? Do they have any kind of a legacy product, where XERAVA has a higher bonus for one guy versus the AcelRx rep who has a higher bonus for DSUVIA, or do you just blend them together? Thanks.

Vincent J. Angotti: Yes. There was a lot in there, so let me start with the first thing, with the geographic overlap, et cetera. So just imagine coming out of today, there's a single alignment moving forward of roughly 35 sales representatives that are uniquely positioned within their territories with no overlap. So whether that's the Tetraphase sales representative or the AcelRx previous sales representative, they'll have their own territory moving forward with both products without overlap. So it keeps, again, that efficiency in a geography for two products with a single voice to communicate them to a common hospital.

As a reminder, our hospital overlap with Tetraphase was 70%-plus, so the targeting was very synergistic between the two companies. Tetraphase had approximately 20 to 30 sales -- 25 to 30 sales representatives. In the combined companies, moving forward, we'll have in the neighborhood of 35, very efficient, each one again with two products. So there'll be separation of historical relationships with some of these representatives from both companies moving forward.

The split between the two in the new organization from a field-based perspective is roughly 50-50. It wasn't by design; I want to emphasize that the selection of these territories and talent was based off the current performance for each respective product.

And importantly, it's interesting: With the remaining respective teams in this new synergistic single alignment, greater than 60% of each respective company's product was retained from a national perspective with the respective preceding sales representative group, meaning 60% of the DSUVIA sales are moving forward with the AcelRx team members that are moving forward with the company, more than 60% of the XERAVA sales are moving forward with the respect to the XERAVA salesperson who's moving forward with the company, so it really worked out ideally to continue to maintain the bulk of the business, have single alignments moving forward and a single voice for both products.

From a bonus plan perspective, post-closing, we're working through the details of that as it stands right now, but it'll be a combination, obviously, of the two.

Michael Higgins: Okay, that's very helpful. Thanks for the color and the 50-50 split. Sounds like a great setup. Two others, if I could, quickly, is: We're more than 80% through the quarter; how are the Q1 sales looking for DSUVIA and XERAVA? And then the other is, any tax implications that we should look for from this merger?

Raffi Asadorian: Yes, Michael, we're not going to preview anything on Q1 for -- well, definitely not for the Tetraphase product, but not for ours either, at this point.

Vincent J. Angotti: Taxes.

Raffi Asadorian: Taxes, yes. I mean, this is -- for the shareholders, it's not a tax-free reorganization, but there's no -- for the companies themselves, there's really no tax implications, particularly given our NOL situations.

Michael Higgins: All right appreciate it. Thanks guys.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Vince Angotti for any closing remarks. Please go ahead.

Vincent J. Angotti: Yes. Again, we'd like to thank you for joining us today and for your continued support of AcelRx. It's exciting times relative to the continued education and expansion of DSUVIA, as well as the consolidation that we feel is necessary in the hospital/pharmaceutical space moving forward, and Tetraphase is a perfect strategic alignment for us in order to satisfy that outlook for this particular space.

I'd also like to thank Dr. Cassavaugh for his time today. Very helpful and educational.

We'd ask everyone on the call to please be safe moving forward, and we look forward to future updates. Thank you.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction between AcelRx Pharmaceuticals, Inc. (AcelRx) and Tetraphase Pharmaceuticals, Inc. (Tetraphase), AcelRx will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of AcelRx and will also contain a proxy statement of Tetraphase. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the proposed transactions. After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Tetraphase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx will be available free of charge within the Investors section of AcelRx’s website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase will be available free of charge within the Investors section of Tetraphase’s website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation

Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx’s directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 14, 2019. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. When available, investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation

This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.